May 13, 2025

Matthew Mills
Chief Executive Officer
Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304

       Re: Med-X, Inc.
           Amendment No. 6 to Offering Statement on Form 1-A
           Filed May 5, 2025
           File No. 024-12516
Dear Matthew Mills:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Offering Statement on Form 1-A
Dilution, page 49

1. Please revise the dilution reference in the headnote to be consistent with the supporting table that shows dilution of $3.58 per share.
Consolidated Financial Statements
Independent Auditor's Report, page F-2

2. Please amend to provide an auditor's report that opines on the two years of financial statements included in your Form 1-A. Refer to the instructions to Part F/S (c)(1)(ii)
       and (iii) of Form 1-A.
 May 13, 2025
Page 2
Exhibits

3. Please include a consent from your independent registered public accounting firm that references the correct date of their audit report.

       Please contact Franklin Wyman at 202-551-3660 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Jesse Blue, Esq.